SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Entry into a material definitive agreement

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Material developments relating to the Kashagan field development project

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Fabrizio Cosco

Date: February 18, 2008

MATERIAL DEVELOPMENTS RELATING
TO THE KASHAGAN FIELD DEVELOPMENT PROJECT

Background

Eni has been present in Kazakhstan since 1992. Eni is the single operator of the North Caspian Sea Production Sharing Agreement (NCSPSA) with a participating interest currently equal to 18.52% as of December 31, 2007. The other partners of this initiative are Total, Shell and ExxonMobil, each with a participating interest currently of 18.52%, ConocoPhillips currently with 9.26%, and Inpex and KazMunayGas each currently with 8.33%. Each partner’s participating interest in the project will change according to the terms of the Memorandum of Understanding signed among the parties, including the Kazakh authorities, on January 14, 2008. Information on this agreement is included below. The change in participating interests will apply retroactively as of January 1, 2008.

The NCSPSA defines terms and conditions for the exploration and development activities to be performed in the area covered by the contract.

The Kashagan field was discovered in the northern section of the contractual area in the year 2000. Management believes this field to contain a large amount of hydrocarbon resources.
Management estimates that Eni’s proved reserves booked for the Kashagan field as of December 31, 2007 amount to 520 mmBOE, recording a decrease of 76 mmBOE with respect to 2006 mainly due to the impact of increased year-end oil prices on reserve entitlements in accordance with the PSA scheme. Proved reserves for the field as of December 31, 2007 are determined according to Eni’s then current participating interest of 18.52%.

As of December 31, 2006, Eni’s proved reserves booked for the Kashagan field amounted to 596 mmBOE, recording an increase of 107 mmBOE with respect to 2005 due to an extension of the proved area and project cost revision, offset in part by the impact of price revisions.

Management estimates that the aggregate costs incurred by Eni for the Kashagan project capitalized in the financial statements as of December 31, 2007 amount to US $2.6 billion. This capitalized amount included: (i) US $1.8 billion relating to expenditures incurred by Eni for the development of the oilfield; and (ii) US $0.8 billion relating primarily to accrued finance charges and expenditures for the acquisition of interests in the North Caspian Sea PSA consortium from exiting partners upon exercise of pre-emption rights in previous years. The US $2.6 billion amount was equivalent to euro 1.8 billion based on the 2007 year-end euro/US dollar exchange rate. As of December 31, 2006 the aggregate costs incurred by Eni for the Kashagan project that were capitalized by Eni in its financial statements amounted to US $1.9 billion, corresponding to euro 1.5 billion based on 2006 year-end exchange rates.

Costs borne by Eni to explore and develop this field are recovered in accordance with the mechanisms typically contemplated by a PSA scheme, which is widely used in the industry. In this type of contract the national oil company or State-owned entity assigns to the international oil company (the contractor) the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is generally divided into two portions: "cost oil" is used to recover costs borne by the contractor and "profit oil" is divided between the contractor and the national company according to variable schemes and represents the profit deriving from exploration and production. Accordingly, recoverability of the expenditures is subject to approval from the relevant State-owned or controlled entity who is party to the agreement. Similarly, cost overruns are recovered to the extent they are sanctioned by the State-owned or controlled entity who is party to the agreement.

To date, costs incurred for the development of the Kashagan oilfield relate to scheduled works and in accordance to the budget duly approved by the Kazakhstan authorities, and are therefore recoverable subject to customary audit rights.

The submission to the Kazakh authorities of an update to the development plan of the Kashagan field and developments which occurred in the second half 2007 and in January 2008

The development plan of the Kashagan field was originally sanctioned by the Kazakh authorities in February 2004, contemplating a three-phase development scheme including partial gas re-injection in the reservoir to enhance the recovery factor of the crude oil.

The sanctioned plan budgeted expenditures amounting to US $10.3 billion (in 2007 real terms) to develop phase-one, with a target production level of 300 KBBL/d. First oil was originally scheduled to be produced by the end of 2008. Eni was expected to fund these expenditures according to its participating interest in this project. On June 29, 2007, Eni, as operator, filed with the relevant Kazakh authorities amendments to the sanctioned development plan. These amendments rescheduled the production start-up to 2010 and estimated development expenditures for phase-one at US $19 billion. The production delay and cost overruns were driven by a number of factors: depreciation of the US dollar versus the euro and other currencies; cost price escalation of goods and services required to execute the project; an original underestimation of the costs and complexity to operate in the North Caspian Sea due to lack of benchmarks; design changes to enhance the operability and safety standards of the offshore facilities.

In July 2007, the Kazakh authorities rejected the proposed amendments to the sanctioned development plan. In August 2007, the Government of the Kazakh Republic sent to the companies forming the NCSPSA consortium a notice of dispute alleging failure on the part of the consortium to fulfil certain contractual obligations and violation of the Republic’s laws. Negotiations commenced with a view to settle this dispute.

On January 14, 2008, all parties to the NCSPSA consortium and the Kazakh authorities signed a memorandum of understanding for the amicable solution of this dispute. The material terms of the agreement are:

(i) the proportional dilution of the participating interest of all the international members of the Kashagan consortium, following which the stake held by the national Kazakh company KazMunayGas’ and the stakes held by the other four major shareholders will each be equal to 16.81%. These changes will be effective January 1, 2008. The Kazakh partner will pay to the other co-venturers an aggregate amount of US $1.78 billion;

(ii) a value transfer package to be implemented through changes to the terms of the NCSPSA, the amount of which will vary in proportion to future levels of oil prices. Eni is expected to contribute to the value transfer package in proportion to its new participating interest in the project;

(iii) an increased role of the Kazakh partner in operations and a new operating and governance model which will entail a greater involvement of the major international partners.

Although the project continued during the negotiation process, its progress was delayed. The parties have therefore agreed that Eni as operator will file with the Kazakh authorities a revised expenditure budget and schedule for the execution of the phase one by the end of March 2008. The parties have also agreed to present a revision to the process for updating the technical configuration of the full field development for the Kazakh authorities’ review and approval by the end of May 2008.

Future capital expenditures

The magnitude of the reserves base, the results of the first four tests conducted on development wells and the subsurface studies completed so far support expectations for a full field production plateau of 1.5 mmBBL/d, which represents a 25% increase above the original plateau as presented in the 2004 development plan. An independent reserve evaluation performed by a petroleum engineer (Ryder Scott Petroleum Consultants) fully supports the target production plateau of the Kashagan field. The achievement of the full field production plateau will require a material amount of expenditures in addition to the development expenditures needed to complete the execution of phase-one. However, taking into account that future development expenditures will be incurred over a long time horizon, management does not expect any material impact on the company’s liquidity or its ability to fund these capital expenditures.

In addition to the expenditures for developing the field, further capital expenditures will be required to build the infrastructures needed for exporting the production to international markets, for which various options are currently under consideration by the consortium. These include: (i) the use of existing infrastructure, such as the Caspian Pipeline Consortium pipeline (Eni’s interest 2%) and the Atyrau-Samara pipeline, both of which are expected to undergo a capacity expansion; and (ii) the construction of a new transportation system. In this respect, it is worth mentioning the project aimed at building a line connecting the onshore Bolashak production center with the Baku-Tbilisi-Cehyan pipeline (where Eni holds an interest of 5% corresponding to the right to transport 50 KBBL/d).